UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40842

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Valens Semiconductor Ltd. (the “Company”) hereby announces that the shareholders of the Company approved all of the proposals brought before the annual general meeting of shareholders held on December 16, 2025 (the “Meeting”), by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s amended and restated articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on November 10, 2025, and sent in connection with the Meeting.

Ordinary shares, representing approximately 33.88% of the Company’s issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

The information contained in this Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-260390) and Form S-8 (File Nos. 333-259849, 333-269250, 333-276520 and 333-285792). The information herein is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Yoram Salinger
	Name:	Yoram Salinger
	Title:	Chief Executive Officer

Date: December 16, 2025

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